ARS

SANTA FE FINANCIAL CORPORATION



2004

ANNUAL REPORT

For Fiscal Year
Ended June 30, 2004

Los Angeles:
820 Moraga Drive
Los Angeles, California 90049

Telephone: (310) 889-2500
Facsimile: (310) 889-2525

San Diego:
Post Office Box 270828
San Diego, California 92198-2828

Telephone: (858) 673-4722
Facsimile: (858) 673-5406

MESSAGE TO OUR SHAREHOLDERS

To Our Shareholders:

Fiscal 2004 was a successful and important year for the future direction of Santa Fe Financial Corporation and its subsidiary, Portsmouth Square, Inc. The Company posted income per share of $2.24 for the fiscal year ended June 30, 2004, compared to income per share of $.80 for the fiscal year ended June 30, 2003. The Company was able to achieve those results primarily on the strength of the performance of its investment portfolio. The Company's management, in conjunction with the other general partner of the Justice Investors limited partnership ("Justice" or the "Partnership"), also took significant steps to reposition the Partnership's San Francisco hotel asset.

In May 2004, Justice entered into a settlement agreement with the hotel lessee, Felcor Lodging Trust, Inc. ("Felcor"), to resolve disputes regarding certain obligations of Felcor and others under the terms of the hotel lease. Pursuant to the settlement, Felcor paid the sum of $5,000,000 to Justice towards the costs of capital repairs, replacements and maintenance necessary to place the hotel in the condition required at the end of the lease. That one-time payment, which is expected to be fully utilized in fiscal 2005, was primarily responsible for the Company being able to record equity in net income of Justice of $3,332,000 in fiscal 2004 compared to $1,471,000 in the prior year. Felcor also agreed to terminate its leasehold estate and surrendered possession of the hotel to the Partnership on June 30, 2004, at which time Justice assumed the role as owner-operator of the property. To assist in the day-to-day operations of the hotel, Justice entered into a third party management agreement with Dow Hotel Company, effective July 1, 2004. The termination of the hotel lease also made it possible for the Partnership to seek a new franchise agreement for the hotel. Those efforts were successful and culminated with Justice entering into a Franchise License Agreement, on December 10, 2004, for the right to operate the hotel property as a Hilton brand hotel.

Prior to operating the hotel as a Hilton, the Partnership is required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The Partnership estimates that the cost of the renovations will range from approximately $22 million to $24 million. The Agreement requires that those renovations be complete and the Hotel commence operations as a Hilton hotel no later than June 1, 2006. The term of the Agreement is for a period of 15 years commencing on the opening date, with an option to extend the license term for another five years, subject to certain conditions.

The Partnership anticipates that it will continue to operate the hotel as a Holiday Inn Select hotel until approximately March 2005, after which time the Hotel may choose to operate without a brand affiliation. It will also be necessary for the Hotel to limit operations and have rooms out of service during the renovation work. Justice estimates that it will take approximately 13 to 17 months to complete all of the renovations necessary for the conversion. Due to the potential losses from the operations of the hotel expected during the transition period, and the substantial financial commitments the Partnership will have to make for the renovations, Justice does not anticipate any partnership distributions until some time after operations commence under the Hilton brand and income from the hotel is sufficient to warrant such distributions. As a result, it is not expected that the Board of Directors of Portsmouth, will consider a return to a regular dividend policy for some time.

MESSAGE TO OUR SHAREHOLDERS

Average daily room rates for the hotel increased modestly to approximately $92 in fiscal 2004 from approximately $90 in fiscal 2003, while average monthly occupancy rates increased to approximately 71% from approximately 67%. Whether the hotel can sustain those rates during the renovation period is uncertain, but the Partnership and Dow will make every effort to minimize the potential losses during that period.

The performance of Santa Fe's rental properties improved slightly in Fiscal 2004 as the Company was able to reduce the loss from real estate operations to $30,000 compared to a loss of $51,000 in fiscal 2003. Those figures include depreciation costs of $74,000 in fiscal 2004 and $70,000 in fiscal 2003. The Company's ability to achieve higher rental income continues to be limited by local rent control regulations. The Company will look to improve its properties and operations subject to those parameters.

In fiscal 2004, the Company had to primarily depend on the revenues generated from the investment of its cash and securities assets as Partnership distributions from Justice were terminated in May of 2004. Since those distributions are not expected to resume for sometime after June 2006, the Company will have to continue to look to the investment of its cash reserves and securities assets for revenues to sustain itself during that period. Fortunately, management was successful in the financial markets and Santa Fe's securities portfolio served as a bright spot for the Company's performance for fiscal 2004. The Company generated income from investment transactions of $3,975,000 in fiscal 2004 compared to $1,864,000 in fiscal 2003. Management was able to achieve those results in what we believe is a very difficult and challenging economic environment. We are well aware of the fragile geopolitical situation and the volatile times in which we live and domestic and international markets and economies continue to be subject to unanticipated events that we cannot control. While we cannot always expect our future results to be as good as fiscal 2004, especially in these uncertain times, we will continue in our efforts to maximize the return for our shareholders.

Last year, management identified the Partnership's hotel operations and the uncertainties surrounding the hotel lease as a significant cloud on the Company's future. This year we have taken dramatic steps to reposition the hotel, which we believe will enable it to better compete in the San Francisco Financial District. While the termination of the hotel lease eliminated the guarantee of a minimum rent, we believe that the risks and uncertainties associated with the Partnership assuming the role of an owner-operator are outweighed by the greater potential for future income. The full renovation of the hotel, and the eventual conversion to a Hilton brand hotel, will require a substantial commitment of capital, time and effort. Although the Company is expected to face some very lean times from the operations of the hotel asset during this transition period, we believe that the course we have set will build greater intrinsic values for the Company and its shareholders.

Sincerely,



John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS

	June 30, 2004	June 30, 2003
Net Income Available to Common Shareholders	$ 2,643,000	$ 940,000
Basic Income Per Share	$ 2.24	$ .80
Shareholders' Equity	$ 15,216,000	$ 12,573,000
Weighted Average Number of Shares Outstanding	1,178,210	1,178,210

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Santa Fe Financial Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Santa Fe Financial Corporation at June 30, 2004, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Irvine, California
October 6, 2004

CONSOLIDATED BALANCE SHEET

As of June 30,	2004
ASSETS	
Cash and cash equivalents	$ 185,000
Investment in marketable securities	26,760,000
Investment in Justice Investors	7,986,000
Rental properties	4,667,000
Other investments	980,000
Other assets	344,000
Total assets	$ 40,922,000
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Due to securities broker	$ 10,202,000
Obligations for securities sold	5,913,000
Mortgage notes payable	2,312,000
Accounts payable and accrued expenses	1,243,000
Total liabilities	19,670,000
Minority interest	6,036,000
Shareholders' equity	
6% Cumulative, convertible, redeemable at the option of the holder, voting preferred stock, par value $.10 per share Authorized shares - 1,000,000 Issued and outstanding - 63,600 Liquidation preference of $860,000	6,000
Common stock, par value $.10 per share Authorized shares - 2,000,000 1,276,038 shares issued and 1,178,210 outstanding	128,000
Additional paid-in-capital	8,808,000
Retained earnings	7,225,000
Treasury stock, at cost, 97,828 shares	(951,000)
Total shareholders' equity	15,216,000
Total liabilities and shareholders' equity	$ 40,922,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended June 30,	2004	2003
Real Estate Operations:		
Rental income	$ 415,000	$ 419,000
Property operating expense	(168,000)	(196,000)
Mortgage interest expense	(203,000)	(204,000)
Depreciation expense	(74,000)	(70,000)
Loss from real estate operations	(30,000)	(51,000)
General and administrative expenses	(888,000)	(926,000)
Equity in net income of Justice Investors	3,332,000	1,471,000
Other income (loss):		
Net gains on marketable securities	5,000,000	2,664,000
Dividend and interest income	343,000	208,000
Margin interest and trading expenses	(1,148,000)	(908,000)
Impairment loss on other investments	(220,000)	(100,000)
Other income	58,000	77,000
Total other income	4,033,000	1,941,000
Income before income taxes and minority interest	6,447,000	2,435,000
Income tax expense	(2,749,000)	(999,000)
Income before minority interest	3,698,000	1,436,000
Minority interest	(1,003,000)	(444,000)
Net income	$ 2,695,000	$ 992,000
Preferred stock dividend	(52,000)	(52,000)
Income available to common shareholders	$ 2,643,000	$ 940,000
Basic income per share	$ 2.24	$ 0.80
Weighted average number of shares outstanding	1,178,210	1,178,210

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
	Shares	Amount	Shares	Amount				
Balance at June 30, 2002	63,600	$ 6,000	1,276,038	$ 128,000	$ 8,808,000	$ 3,642,000	$ (951,000)	$ 11,633,000
Net income						992,000		992,000
Dividends paid to preferred shareholders						(52,000)		(52,000)
Balance at June 30, 2003	63,600	$ 6,000	1,276,038	$ 128,000	$ 8,808,000	$ 4,582,000	$ (951,000)	$ 12,573,000
Net income						2,695,000		2,695,000
Dividends paid to preferred shareholders						(52,000)		(52,000)
Balance at June 30, 2004	63,600	$ 6,000	1,276,038	$ 128,000	$ 8,808,000	$ 7,225,000	$ (951,000)	$ 15,216,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,	2004	2003
Cash flows from operating activities:		
Net income	$ 2,695,000	$ 992,000
Adjustments to reconcile net income to		
net cash used in operating activities:		
Equity in net income of Justice Investors	(3,332,000)	(1,471,000)
Net unrealized gains on marketable securities	(662,000)	(5,054,000)
Impairment loss on other investments	220,000	100,000
Minority interest	1,003,000	444,000
Depreciation expense	74,000	70,000
Changes in operating assets and liabilities:		
Investment in marketable securities	(3,627,000)	(12,694,000)
Other investments	(850,000)	(150,000)
Other assets	550,000	(650,000)
Accounts payable and accrued expenses	257,000	757,000
Deferred income tax	1,160,000	769,000
Due to securities broker	4,367,000	5,743,000
Obligations for securities sold	(2,491,000)	8,102,000
Net cash used in operating activities	(636,000)	(3,042,000)
Cash flows from investing activities:		
Cash distributions from Justice Investors	953,000	1,974,000
Net cash provided by investing activities	953,000	1,974,000
Cash flows from financing activities:		
Principal payments on mortgage payable	(28,000)	(26,000)
Repayment of mortgage notes payable	-	(163,000)
Dividends paid to preferred shareholders	(52,000)	(52,000)
Dividends paid to minority shareholders	(174,000)	(114,000)
Net cash used in financing activities	(254,000)	(355,000)
Net increase (decrease) in cash and cash equivalents	63,000	(1,423,000)
Cash and cash equivalents at the beginning of the period	122,000	1,545,000
Cash and cash equivalents at the end of the period	$ 185,000	$ 122,000
Supplemental information:		
Income taxes paid, net of refunds	$ 120,000	$ 779,000
Interest paid	$ 533,000	$ 288,000

See accompanying notes to consolidated financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Santa Fe Financial Corporation ("Santa Fe" or the "Company") was incorporated under the name of Tri Financial Corporation in the State of Nevada on July 25, 1967 as a wholly owned subsidiary of Crateo, Inc, a public company. On October 31, 1969, Crateo issued a one-for-one stock dividend of all of its shares of Tri Financial to its common shareholders. On September 17, 1970, the name of the Corporation was changed to Santa Fe Financial Corporation.

The Company's operations primarily consist of managing a hotel property through its interest in Justice Investors and its rental properties. The Company also derives income from the investment of its cash and securities assets. On December 31, 1997, the Company acquired a controlling 55.4% interest in Intergroup Woodland Village, Inc. ("Woodland Village") from a related party, The InterGroup Corporation ("InterGroup"), which controls approximately 75.2% of the voting stock of the Company. Woodland Village's major asset is a 27-unit apartment complex located in Los Angeles, California. The Company also owns a two-unit apartment building in Los Angeles, California.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Cash Equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the statement of operations.

Other Investments

The Company may also invest, with the approval of the Securities Investment Committee, in unlisted companies, through private placements. Those investments in non-marketable securities are carried at the lower of cost or estimated fair value on the Company's balance sheet as part of other investments and reviewed for impairment on a periodic basis.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Obligations for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the income statement.

Rental Properties

Rental properties are stated at cost. Depreciation of rental property is provided on the straight-line method based upon estimated useful lives of 5 to 40 years for buildings and improvements and 5 to 10 years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and major improvements are capitalized.

The Company reviews its rental property assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the rental asset, the asset is written down to its fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses have been recorded in 2004 and 2003.

Furniture and Fixtures

Furniture and fixtures are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, marketable securities, amounts due to securities broker and obligations for securities sold approximates fair value. The fair value of mortgage notes payable is estimated using discounted cash flows of future payments based on the borrowing rates available to the Company for debt with similar terms and maturities.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Revenue Recognition

The major source of the Company's revenue was through its 49.8% interest in Justice Investors, a limited partnership which owns and leases a hotel in San Francisco, California in which the Company's subsidiary, Portsmouth, is both a limited and general partner. Portsmouth and the Company account for the investment under the equity method.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Rental income is recognized when earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are the 6% cumulative, convertible, voting preferred stock. As of June 30, 2004 and 2003, the conversion price is above the market value of the Company's common stock, consequently, the preferred stock is not considered dilutive. Therefore, basic and diluted earnings per share for the year ended June 30, 2004 and 2003 are the same.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse.

Recently Issued Accounting Standards

In January 2003, the FASB issued its new consolidation accounting model through FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. In December 2003, FIN 46 was reissued as FIN 46R, which contained revisions to address certain implementation issues. Under generally accepted accounting principles (GAAP), a company must consolidate any entity in which it has a "controlling financial interest." The long-standing voting interest model defined this term as ownership of more than 50 percent of the entity's voting interests. FIN 46 makes two critical changes: it defines when a company should base "controlling financial interest" on factors other than voting rights, and requires that a new "risk and rewards" model be applied in these situations. The adoption of FIN 46 as revised by 46R did not have a material impact on the Company's financial condition or results of operations.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2004, the EITF ratified its consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). On September 30, 2004, the Financial Accounting Standards Board (FASB) issued a final FASB Staff Position, FSP EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. Disclosures required by EITF 03-1 have not been deferred and the Company has adopted those disclosures.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS

One of the Company's principal sources of revenue is derived from the management of its 68.9%-owned subsidiary Portsmouth. Portsmouth has a 49.8% interest in Justice Investors, a California limited partnership ("Justice" or the "Partnership") and also serves as one of the two general partners. The other general partner, Evon Garage Corporation ("Evon"), serves as the managing general partner. As a general and limited partner, Portsmouth has significant control over the management and operation of the assets of Justice Investors. All significant partnership decisions require the active participation and approval of both general partners. The Company and Evon jointly consult and determine the amount of partnership reserves and the amount of cash to be distributed to the limited partners.

Historically, Justice's most significant income source was a lease between the Partnership and Felcor Lodging Trust, Inc. for the Hotel portion of the property. Pursuant to a Settlement Agreement entered into on May 3, 2004, Felcor agreed to terminate its lease and surrender possession of the Hotel to Justice, effective June 30, 2004. Effective July 1, 2004, Justice became the owner-operator of the Hotel, with the assistance of a Management Agreement with Dow Hotel Company, LLC. ("Dow") to perform the day-to day management functions of the Hotel. The Partnership also derives income from the lease of the garage portion of the property to Evon Garage Corporation. The Company also derives revenue from management fees from Justice for actively managing the hotel as a general partner and from the investment of its cash and securities assets. Investment in Justice Investors is recorded on the equity basis.

Pursuant to the terms of the partnership agreement, voting rights of the partners are determined according to the partners' entitlement to share in the net profit and loss of the partnership. The Company is not entitled to any additional voting rights by virtue of its position as a general partner. The partnership agreement also provides that no portion of the partnership real property can be sold without the written consent of the general and limited partners entitled to more than 72% of the net profit.

The compensation agreement for the general partners of Justice Investors provides that the general partners are entitled to receive compensation equal to 3% of the annual gross rents of the partnership. From the first $150,000 of compensation payable to the general partners, $120,000 is payable to Evon Garage Corporation and $30,000 is payable to Portsmouth as the other general partner. Any compensation in excess of the $150,000 is split 50/50 between the general partners. The partnership makes monthly advances of $10,000 to Evon and $2,500 to Portsmouth with any balance adjusted at the end of the year based on annual gross revenues. For the twelve months ended June 30, 2004 and 2003, the Company received $30,000 in management fees from Justice Investors.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS (Continued)

In May of 2004, a $5,000,000 settlement payment was made to Justice from the hotel lessee to resolve disputes regarding certain obligations of Felcor and others under the terms of the Hotel Lease. That settlement payment is being held in a separate partnership account and will be applied towards the costs of capital repairs, replacements and improvements necessary to place the hotel in the condition required by the Hotel Lease at the end of its term. The Partnership expects to utilize all of the settlement proceeds for such costs by its December 31, 2004 year end, which may impact the Company's equity in net income of Justice Investors for fiscal 2005.

Due to the termination of the Hotel Lease on June 30, 2004, it was necessary for the Partnership to amend the agreement by which the general partners of Justice were compensated since the general partners would be taking on new responsibilities as the Justice assumed the role as owner-operator of the Hotel. Furthermore the prior agreement was based on a percentage of gross rents, which the Partnership would no longer be receiving from the Hotel.

On July 16, 2004, Justice entered into a new General Partner Compensation Agreement (the "Compensation Agreement"), with an effective date of May 31, 2004. The new agreement provides that the general partners will receive annual base compensation of 1.5% of gross revenues, with a minimum annual base compensation of $262,500, adjusted for inflation. From the minimum annual base compensation, 80% will be paid to Evon for its services as the managing general partner and 20% will be paid to Portsmouth as the other general partner. Base annual compensation in excess of the minimum will be payable in equal amounts to Evon and Portsmouth. The maximum base annual compensation that can be earned by the general partners is 1.5% of $40,000,000 of gross revenues. The Compensation Agreement also provides for incentive compensation to the general partners in a sum equal to the 5.0% of the annual net operating income of Justice, as defined in the Dow Management Agreement that is in excess of $7,000,000. Incentive compensation shall be payable in equal amounts to Evon and Portsmouth. In addition, the Compensation Agreement provides that the general partners are paid a repositioning fee in the aggregate amount of $275,000, to be paid in equal amounts to Evon and Portsmouth in two installments. The first installment of $68,750 to each of Evon and Portsmouth was to be paid within 10 days of the execution of the Compensation Agreement with the second installment to be paid upon the substantial completion of the renovation of the Hotel.

The Company amortizes the step up in the asset values allocable to the depreciable assets of its investment in Justice Investors over 40 years, which approximates the remaining life of the primary asset, the hotel building.

For the Company's investment in Justice, to the extent that projected future undiscounted cash flows from the operation of the Company's hotel property are less than the carrying value of the asset, the investment would be considered permanently impaired and the carrying value of the asset would be reduced to its fair value.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS (Continued)

Condensed financial statements for Justice Investors are as follows:

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

As of June 30,		2004
Assets		
Total current assets	$	5,234,000
Property, plant and equipment, net of accumulated depreciation of $13,204,000		6,932,000
Land		1,124,000
Construction in progress		50,000
Other assets		269,000
Total assets	$	13,609,000
Liabilities and partners' capital		
Total current liabilities	$	263,000
Long term debt		5,208,000
Partners' capital		8,138,000
Total liabilities and partners' capital	$	13,609,000

CONDENSED STATEMENTS OF OPERATIONS

For the twelve months ended June 30,		2004		2003
Revenues	$	9,369,000	$	3,971,000
Costs and expenses		(2,507,000)		(873,000)
Net income	$	6,862,000	$	3,098,000

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES AND OTHER INVESTMENTS

The Company's investment portfolio consists primarily of corporate equities. The Company has also invested in income producing securities, which may include interests in real estate based companies and REITs, where financial benefit could inure to its shareholders through income and/or capital gain.

At June 30, 2004, all of the Company's marketable securities are classified as trading securities. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the change in the unrealized gains and losses on these investments are included earnings. Trading securities are summarized as follows:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
As of June 30, 2004					
Corporate Equities	$ 20,929,000	$ 6,540,000	$ (709,000)	$ 5,831,000	$ 26,760,000
As of June 30, 2003					
Corporate Equities	$ 17,781,000	$ 5,143,000	$ (449,000)	$ 4,694,000	$ 22,475,000

The Company also invests, with the approval of the Securities Investment Committee, in unlisted companies, through private placements. These investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments and are reviewed for impairment on a periodic basis. As of June 30, 2004, the Company had investments in unlisted companies (other investments) of $980,000 with an impairment loss on other investments of $220,000. The investment is presented on the balance sheet as other investments net of the impairment loss.

For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether there has been a permanent impairment in the carrying value of other investments. If an impairment is determined to exist, the carrying value or the investment is reduced to its estimated fair value.

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. The Company has no naked short positions. As of June 30, 2004, the Company had obligations for securities sold (equities short) of $5,913,000.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings. Included in the net gains on marketable securities of $5,000,000 for the year ended June 30, 2004, are net unrealized gains of $662,000 and net realized gains of $4,338,000. Included in the net gains on marketable securities of $2,664,000 for the year ended June 30, 2003, are net unrealized gains of $5,054,000 and net realized losses of $2,490,000. There were no gross unrealized positions on any securities held which existed for more than one year.

NOTE 4 - RENTAL PROPERTIES

The Company owns and operates a 27-unit and 2-unit multi-family apartment complex located in Los Angeles, California.

Units are leased on a short-term basis, with no lease extending beyond one year. At June 30, 2004, rental properties included the following:

Land	$ 2,430,000
Buildings, improvements and equipment	2,536,000
Accumulated depreciation on buildings improvements and equipment	(299,000)
	$ 4,667,000

NOTE 5 – MORTGAGE NOTES PAYABLE

At June 30, 2004, the balance on mortgage notes payable was $2,312,000. Included in mortgage notes payable balance are two mortgages in the amounts of $1,862,000 and $450,000. The mortgages are collateralized by trust deeds on the respective apartment complexes. The interest rate on the $1,862,000 note and the $450,000 note are 7.73% and 6.45%, respectively. The notes mature in October 2029 and February 2032, respectively.

The annual principal payments on the mortgages and note payable for the five-year period commencing July 1, 2004 are approximately as follows:

Year ending June 30,	
2005	$ 31,000
2006	33,000
2007	36,000
2008	39,000
2009	41,000
Thereafter	2,132,000
Total	$ 2,312,000

NOTE 6 - INCOME TAXES

The Company and PSI file separate tax returns for both federal and state purposes. The provision for income tax expense consists of the following:

For the year ended June 30,	2004	2003
Federal		
Current	$ 899,000	$ 18,000
Deferred	1,136,000	727,000
	2,035,000	745,000
State		
Current	328,000	212,000
Deferred	386,000	42,000
	714,000	254,000
	$ 2,749,000	$ 999,000

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

For the year ended June 30,	2004	2003
Statutory federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	6.0%	6.0%
Other	2.6%	-1.0%
	42.6%	39.0%

The components of the Company's deferred tax assets and (liabilities) as of June 30, 2004 are as follows:

Deferred tax assets	
Net operating losses carryforwards	$ 1,281,000
Capital losses carryforwards	838,000
State taxes	147,000
Investment loss reserves	93,000
	2,359,000
Deferred tax liability	
Deferred gains on real estate sale	(852,000)
Unrealized gains on marketable securities	(1,870,000)
Net deferred tax liability	$ (363,000)

NOTE 6 - INCOME TAXES (Continued)

The net deferred tax liability is included in accounts payable and accrued expenses on the balance sheet. As of June 30, 2004, the Company had net operating losses available for carryforward of $3,444,000 for federal income taxes and $1,240,000 for state purposes. The net operating loss carryforward expires in varying amounts through 2024. As of June 30, 2004, the Company also had net capital losses available for carryforward for federal and state income tax purposes totaling approximately $1,075,000. The carryforward expires in varying amounts through 2006.

NOTE 7 – SEGMENT INFORMATION

The Company operates in three reportable segments, the operations of its multi-family residential properties, the operation of Justice Investors, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reporting segments for the year ended June 30, 2004 and 2003. Operating income for rental properties consist of rental income. Operating income from Justice Investors consists of the operations of the hotel and garage included in the equity in net income of Justice Investors. Operating income for investment transactions consist of net investment gains and dividend and interest income.

	REAL ESTATE				
Year ended June 30, 2004	**Rental Properties**	**Justice Investors**	**Investment Transactions**	**Other**	**Total**
Operating income	$ 415,000	$ 3,332,000	$ 5,343,000	$ -	$ 9,090,000
Operating expenses	(168,000)	-	(1,368,000)	-	(1,536,000)
Income before mortgage interest and depreciation	247,000	3,332,000	3,975,000	-	7,554,000
Mortgage interest expense	(203,000)	-	-	-	(203,000)
Depreciation	(74,000)	-	-	-	(74,000)
General and administrative expenses	-	-	-	(888,000)	(888,000)
Other income	-	-	-	58,000	58,000
Income tax expense	-	-	-	(2,749,000)	(2,749,000)
Minority interest	-	-	-	(1,003,000)	(1,003,000)
Net income (loss)	$ (30,000)	$ 3,332,000	$ 3,975,000	$ (4,582,000)	$ 2,695,000
Total assets	$ 4,667,000	$ 7,986,000	$ 27,740,000	$ 185,000	$ 40,578,000

NOTE 7 – SEGMENT INFORMATION (Continued)

Year ended June 30, 2003	REAL ESTATE Rental Properties	REAL ESTATE Justice Investors	Investment Transactions	Other	Total
Operating income	$ 419,000	$ 1,471,000	$ 2,872,000	$ -	$ 4,762,000
Operating expenses	(196,000)	-	(1,008,000)	-	(1,204,000)
Income before mortgage interest and depreciation	223,000	1,471,000	1,864,000	-	3,558,000
Mortgage interest expense	(204,000)	-	-	-	(204,000)
Depreciation	(70,000)	-	-	-	(70,000)
General and administrative expenses	-	-	-	(926,000)	(926,000)
Other income	-	-	-	77,000	77,000
Income tax expense	-	-	-	(999,000)	(999,000)
Minority interest	-	-	-	(444,000)	(444,000)
Net income (loss)	$ (51,000)	$ 1,471,000	$ 1,864,000	$ (2,292,000)	$ 992,000
Total assets	$ 4,723,000	$ 5,604,000	$ 22,825,000	$ 2,195,000	$ 35,347,000

NOTE 8 - SHAREHOLDERS' EQUITY

On December 31, 1997, the Company issued 31,800 shares of 6% cumulative, convertible voting preferred stock (the "Preferred Stock") in exchange for a 55.4% interest in Woodland Village from InterGroup. As a result of the Company's two-for-one stock split, the number of Preferred Shares was adjusted to 63,600. Each share of Preferred Stock has a liquidation preference of $13.50 and is convertible into one share of restricted common stock of the Company at an exercise price of $13.50 per share, with an eight year conversion exercise period. The preferred stock has voting rights as if converted into common stock. For the years ended June 30, 2004 and 2003, the Company paid preferred stock dividends of $52,000 and $52,000, respectively, to InterGroup.

NOTE 9 - RELATED PARTY TRANSACTIONS

As of June 30, 2004, InterGroup owned approximately 69.7% of the Company's outstanding common stock and 100% of the Company's preferred stock for a total of 71.3% of all outstanding voting stock. In addition, the Chairman and Chief Executive Officer of InterGroup, who is also the Company's Chairman and Chief Executive Officer, owned approximately 4.2% of the Company's outstanding voting stock as of June 30, 2004. Effective June 30, 1998, the Company's Chairman and Chief Executive Officer entered into a voting trust agreement with InterGroup, giving InterGroup the power to vote the shares that he owns in the Company. As a result of that agreement, InterGroup has the power to vote approximately 75.5% of the voting shares of the Company.

NOTE 9 - RELATED PARTY TRANSACTIONS (Continued)

InterGroup allocates corporate expenses to the Company and its subsidiary based on management's estimate of the pro rata utilization of resources. During the years ended June 30, 2004 and 2003, the Company and Portsmouth made payments to InterGroup of approximately $167,000 and $171,000, respectively, for administrative costs and reimbursement of direct and indirect costs associated with the management of the Companies and their investments, including the partnership asset.

For the years ended June 30, 2004 and 2003, the Company paid preferred stock dividends of $52,000 each year to InterGroup.

On July 18, 2003, the disinterested members of the Board of Directors established a performance based compensation program for the Company's CEO to keep and retain his services as a direct and active manager of the Company's securities portfolio. Pursuant to the criteria established by the Board, Mr. Winfield is entitled to performance based compensation for his management of the Company's securities portfolio equal to 20% of all net investment gains generated in excess of the performance of the S&P 500 Index. Compensation amounts are calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the Company have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. On February 26, 2004, the Board of Directors amended the performance threshold to require an annualized return equal to the Prime Rate of Interest (as published in the Wall Street Journal) plus 2% instead of the S&P 500 Index, effective with the quarterly period commencing January 1, 2004. During the fiscal years ended June 30, 2004 and 2003, Mr. Winfield was paid performance based compensation of $618,000 and $654,000, respectively. This performance based compensation program may be further modified or terminated at the discretion of the Board.

All of the Company's Directors serve as directors of InterGroup and all three of the Company's Directors serve on the Board of Portsmouth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

The Company may from time to time make forward-looking statements and projections concerning future expectations. When used in this discussion, the words "estimate," "project," "anticipate" and similar expressions, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and securities markets, general economic conditions and increased competition in the hotel industry in the San Francisco area, labor relations and labor disruptions, partnership distributions, securities markets and concentration of risk, litigation and other factors, including natural disasters, and those discussed below, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

The Company's principal sources of revenue continue to be derived from the investment of its 68.9% owned subsidiary, Portsmouth, in the Justice Investors limited partnership ("Justice" or the "Partnership"), rental income from its investments in multi-family real estate properties and income received from investment of its cash and securities assets. The Partnership derived most of its income from a lease of its hotel property to Felcor and from a lease with Evon Garage Corporation. As discussed herein, the Hotel Lease terminated effective June 30, 2004, at which time the Partnership assumed the role as owner-operator of the Hotel.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003

The Company's net income increased to $2,695,000 for the year ended June 30, 2004 from $992,000 for the year ended June 30, 2003. This was primarily due to the increase in equity income from Justice Investors, the increase in net gains on marketable securities and the increase in dividend and interest income. The increase was partially offset by the increase in margin interest and trading expenses.

Rental revenue remained consistent with the prior year while property operating expense decreased to $168,000 from $196,000 as the result of management's efforts to manage the properties more efficiently.

Equity in net income of Justice Investors increased to $3,332,000 in fiscal 2004 from $1,471,000 in fiscal 2003 primarily as a result of an increase in Partnership revenues to $9,369,000 from $3,971,000, due to two nonrecurring payments to Justice during the current fiscal year, partially offset by increased partnership costs. In May of 2004, a $5,000,000 settlement payment was made to Justice from the hotel lessee to resolve disputes regarding certain obligations of Felcor and others under the terms of the Hotel Lease. That settlement payment is being held in a separate partnership account and will be applied towards the costs of capital repairs, replacements and improvements necessary to place the hotel in the condition required by the Hotel Lease at the end of its term. The Partnership expects to utilize all of the settlement proceeds for such costs by its December 31, 2004 year end, which may impact the Company's equity in net income of Justice Investors for fiscal 2005. Felcor also agreed to transfer to Justice and terminate its leasehold estate and its option right under the Hotel Lease, effective June 30, 2004. In addition, Justice received a payment in December 2003 from the hotel lessee in the amount $296,000 for part of the replacement costs of the sloped window system of the Hotel, which was recorded as other income by Justice. The Partnership incurred costs and expenses in fiscal 2004 of $2,507,000 compared to $873,000 in fiscal 2003. This increase was primarily attributable to greater partnership costs during the current fiscal year for consultants, experts and legal services relating the partnership's enforcement of the lessee's obligations and termination of the Hotel Lease, renovation and repositioning of the Hotel, and additional depreciation and interest costs related to the build-out of the new spa and meeting rooms in the Hotel and other capital improvements.

Average daily room rates for the Hotel increased modestly to approximately $92 in fiscal 2004 from approximately $90 in fiscal 2003, while average monthly occupancy rates increased to approximately 71% from approximately 67%. Many factors continued to significantly impact the operations of the Hotel in fiscal 2004. Unlike other areas in California, the Bay Area has been especially slow to recover from the devastating impact that the terrorist attacks of September 11, 2001 had on tourism and the hospitality industry. The continued weakness in the Bay Area due to the failure of numerous internet and technology companies, has also resulted in a decrease in business travel and a reduction by airlines in the number of flights into San Francisco. The hotel has also faced more competition from new properties and from higher end properties that provide greater amenities to its guests, especially for the business traveler. These properties have also reduced room rates as hotel operators struggle to obtain occupancy. The Partnership is committed to making the Hotel competitive in its market by undertaking a significant renovation of the property and seeking a new, more upscale, brand for the Hotel.

Net gains on marketable securities increased to $5,000,000 for the year ended June 30, 2004 from $2,664,000 for the fiscal year ended June 30, 2003. For the year ended June 30, 2004, the Company had net unrealized gains of $662,000 and net realized gains of $4,338,000. For the year ended June 30, 2003, the Company had net unrealized gains of $5,054,000 and net realized losses of $2,490,000. There were no gross unrealized positions on any securities held which existed for more than one year. Gains and losses on marketable securities may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section.

Dividend and interest income increased to $343,000 from $208,000 as a result of the Company investing in more income yielding securities.

Margin interest and trading expenses increased to $1,148,000 from $908,000 primarily due to the increase in margin interest expense to $330,000 from $98,000. The increase in margin interest expense is due to the maintenance of higher average daily balances in the year ended June 30, 2004 as compared to the year ended June 30, 2003. Included in the margin interest and trading expenses are performance bonuses granted to the Company's CEO based on the results of the Company's investment portfolio in the amounts of $618,000 and $654,000, respectively, for the years end June 30, 2004 and 2003.

The impairment loss on other investments increased to $220,000 from $100,000 as the result of an impairment in a $500,000 private investment made during the year ended June 30, 2004.

The provision for income tax expense increased to $2,749,000 from $999,000 as the result of higher income generated in the year end June 30, 2004.

Minority interest expense increased to $1,003,000 from $444,000 as a result of the higher income generated by the Company's subsidiary, Portsmouth during the year ended June 30, 2004.

MARKETABLE SECURITIES

The Company's investment portfolio is diversified with 74 different equity positions. The portfolio contains four individual equity security positions that are more than 5% of the total equity value of the portfolio, with the largest representing approximately 6.5% of the total equity value of the entire portfolio. The amount of the Company's investment in any particular issuer may increase or decrease, and additions or deletions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reduction of other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. As of June 30, 2004, the market value of the Company's marketable securities was $26,760,000.

The following table shows the composition of the Company's marketable securities by selected industry groups as of June 30, 2004.

Industry Group	Market Value	% of Total Investment Securities
Telecommunications and media	$ 6,733,000	25.2%
Electric, pipelines, oil and gas	4,767,000	17.8%
REITs, lodging, home builders and hotels	3,348,000	12.5%
Airlines and defense	3,285,000	12.3%
Pharmaceuticals, medical and healthcare	2,873,000	10.7%
Insurance, banks and brokers	2,733,000	10.2%
Apparel, food and consumer goods	1,580,000	5.9%
Semiconductor, software, internet & computer	814,000	3.0%
Chemicals, materials, machinery, metals and mining	282,000	1.1%
Other	345,000	1.3%
	$ 26,760,000	100.0%

The Company's securities investments are made under the supervision of a Securities Investment Committee of the Board of Directors. The Committee currently has three members and is chaired by the Company's Chairman of the Board and President, John V. Winfield. The Committee has delegated authority to manage the portfolio to the Company's Chairman and President together with such assistants and management committees he may engage. The Committee has established investment guidelines for the Company's investments. These guidelines presently include: (i) corporate equity securities should be listed on the New York or American Stock Exchanges or the Nasdaq NMS Market; (ii) securities should be priced above $5.00 per share; and (iii) investment in a particular issuer should not exceed 5% of the market value of the total portfolio. The investment policies do not require the Company to divest itself of investments, which initially meet these guidelines but subsequently fail to meet one or more of the investment criteria. Non-conforming investments require the approval of the Securities Investment Committee. The Committee has in the past approved non-conforming investments and may in the future approve non-conforming investments. The Securities investment Committee may modify these guidelines at any time from time to time.

As of June 30, 2004, the Company had approximately 25.2% of its marketable securities portfolio invested in the telecommunications and media industry group. While such concentration could be considered a risk factor, that industry grouping includes a wide range of companies that the Company believes is consistent with its diversification policies.

As part of its investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2004, the Company had obligations for securities sold (equities short) of $5,913,000. The Company has no naked short positions.

In addition, the Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management and is subject to any internal investment guidelines, which may be imposed by the Securities Investment Committee. The margin used by the Company may fluctuate depending on market conditions. The use of leverage could be viewed as risky and the market values of the portfolio may be subject to large fluctuations. As of June 30, 2004, the Company had a margin balance of $10,202,000.

The following table shows the net gain on the Company's marketable securities and the associated margin interest and trading expenses for the years ended June 30, 2004 and 2003.

	Year Ended June 30, 2004	Year Ended June 30, 2003
Net gain on marketable securities	$ 5,000,000	$ 2,664,000
Dividend and interest income	343,000	208,000
Margin interest	(330,000)	(98,000)
Trading and management expenses	(818,000)	(810,000)
Invetsment income	$ 4,195,000	$ 1,964,000

FINANCIAL CONDITION AND LIQUIDITY

Historically, the Company's cash flows were primarily generated from Portsmouth's general and limited partnership interest in the Justice Investors limited partnership, which derived its income from its lease with Felcor and a lease with Evon. In addition to its monthly limited partnership distributions from Justice Investors, the Company also receives monthly management fees as a general partner. In the current fiscal year, the Company has had to depend more on the revenues generated from the investment of its cash and securities assets as the equity in net income in Justice Investors and Partnership distributions have declined. The Company also generates rental income from its ownership and operation of apartments.

Beginning in December 2002, Justice Investors began reducing its monthly distributions due to the continuing decline in partnership revenues. In August 2003, Justice Investors determined that a further reduction in partnership distributions was appropriate due to the continuing poor performance of the hotel operation, costs advanced for the construction of the spa, new meeting rooms, the relocation of the hotels administrative offices and other anticipated expenses. Effective September 2003 through December 2003, monthly partnership distributions were cut an additional 50% reducing Portsmouth's monthly distribution amount from approximately $159,000 to $79,000. Justice also determined that it would not borrow further against its line of credit to support partnership distributions. As discussed below, Justice decided that the May 2004 limited partnership distribution would be the last distribution for an indefinite period of time. As a result, cash distributions from Justice decreased to $953,000 in fiscal 2004 from $1,975,000 in fiscal 2003.

In the latter part of fiscal 2003, the Partnership conducted a comprehensive physical inspection of the Hotel as permitted by the terms of the Hotel Lease. In July 2003, Justice delivered to the hotel lessee, Felcor, a notice citing certain deficiencies in the physical condition of the hotel property and in its furniture, fixtures and equipment and requested that those deficiencies be corrected in accordance with the lessee's obligations under the Hotel Lease.

On May 3, 2004, Justice entered into a Settlement Agreement with Felcor to resolve disputes regarding certain obligations of Felcor and others under the terms of the Hotel Lease. Pursuant to the terms of the Settlement Agreement, Felcor was required to pay to Justice $5,000,000 towards the costs of capital repairs, replacements and improvements necessary to place the hotel in the condition required by the Hotel Lease at the end of its term. Felcor also agreed to transfer to Justice and terminate its leasehold estate and its option right under the Hotel Lease, effective June 30, 2004. In addition, the parties to the Settlement agreed to mutual releases and to cooperate for a smooth transition of the operations of the Hotel. That Settlement was fully effectuated as of June 30, 2004.

On May 19, 2004, Justice entered into a third party Management Agreement with Dow Hotel Company for the management of the Hotel, Effective July 1, 2004. The Partnership has also been actively pursuing a franchise agreement with a new nationally recognized brand. Justice is currently in discussions with other major brands in an effort to move the property up-market and become more competitive.

To secure a new brand for the Hotel, it will be necessary for the Partnership to commit substantial time and resources to meet the product improvement plan ("PIP") requirements of the new brand. The Partnership anticipates that it will require approximately $12,000,000 to $18,000,000 in capital commitments, in addition to the $5,000,000 received from Felcor, to renovate and improve the Hotel to

FINANCIAL CONDITION AND LIQUIDITY (Continued)

meet new brand standards. The Partnership believes that there is significant equity in the Hotel asset to finance those renovations and improvements through additional borrowings and that the new debt service requirements can be met from the rental payments received from the garage lease. While the Partnership believes that there is sufficient value in the Hotel to serve as collateral for new lending facilities, there can be no assurances that such loan facilities will be available, or if available, will be on terms acceptable to the Partnership.

There will be a transition period beginning July 1, 2004 as the Partnership assumes the operations of the Hotel and begins the process of implementing the PIP necessary to secure the new hotel brand. During this transition period, the Hotel will continue to operate as a Holiday Inn Select hotel pursuant to a short-term franchise agreement that will become a month-to-month agreement beginning in November 2004 with a sixty day cancellation clause. It will also be necessary for the Hotel to limit operations and have rooms out of service during part of the transition period.

The Hotel may also be subject to labor disruption as the collective bargaining agreement with Local 2 of the Hotel Employees and Restaurant Employees Union in San Francisco expired city-wide on August 14, 2004. Local 2 has since voted to authorize a strike but, at this time, has only targeted some of the larger hotels in San Francisco for work stoppages as negotiations continue. If the strike does extend to the Hotel, its operations could be disrupted. Also, since the other hourly employees of the Hotel are union members, they would most likely honor any picket lines. It is expected that Partnership's hotel management company, Dow, will implement contingency plans to minimize any loss of business should a strike take place.

Since the Partnership will not be receiving minimum rent after June 30, 2004, and will have to commit significant funds to transition the Hotel to a new brand, Justice determined that its May 2004 monthly limited partnership distribution would be the last distribution for an indefinite period of time. Justice estimates that it will take approximately 18 to 24 months to complete all of the renovations and for the Partnership to begin to realize the benefits of the improvements and the increase in cash flows that it anticipates from the new management structure and new hotel brand.

On April 20, 2004, as a result of the Partnership discontinuing its monthly distributions, the Board of Directors of Portsmouth deemed it necessary to discontinue the Company's regular semi-annual dividend of $.25 per common share. It is expected that the Company will not consider a return to a regular dividend policy until such time that Partnership cash flows and distributions warrant such consideration.

As the Partnership transitions from a lessor of the hotel to an owner-operator, cash flows will be dependent on net income from the operations of the hotel and not from a lease with a guaranteed rent. That uncertainty increases the amount of risk for the Company, but also provides an opportunity for a greater share of the profits in good economic times with the repositioning of the hotel. Although the Partnership is not expected to see a significant improvement in cash flows until sometime in 2006, it believes that the renovations to the Hotel, the new management structure and a new brand will make the Hotel more competitive in the future. While there might be some negative impact on the revenues of the hotel garage during the transition period, the Partnership does not anticipate that impact will be significant.

FINANCIAL CONDITION AND LIQUIDITY (Continued)

The recovery of tourism, the hotel industry and general economy in the San Francisco Bay Area continues to lag behind that of many cities. The increase in competition has also added additional challenges to an already difficult business environment. The Partnership anticipates that it will be able to finance the necessary improvements to reposition the Hotel and to meet any operating cash flow needs during the transition period from the proceeds of the settlement with Felcor and through additional borrowings. Justice believes that it can service that additional debt from the rentals it receives from the Hotel garage. If the Partnership is unable to obtain sufficient financing, it may have to consider other alternatives such as additional capital contributions; however, the Partnership considers the necessity for such alternatives as unlikely.

During January 2004, the Partnership refinanced its existing line of credit by obtaining a new facility that provides for a line of credit of up to $7,500,000. The facility is collateralized by a first deed of trust on the Partnership property and matures on February 1, 2006. Interest only is payable monthly at an annual rate equal to the 30-Day LIBOR rate plus 2%. There are no prepayment penalties. As of June 30, 2004, the outstanding principal balance on the Partnership's line of credit was $5,036,000.

The Company believes that rental income from its apartment properties will be sufficient to meet operating expenses and to service the debt related to those properties.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the statement of operations.

Although the Company has suffered a significant decline in hotel revenues and may be facing a significant period of time without partnership distributions and dividends from Portsmouth, management believes that its cash, rental properties, securities assets and capital resources and the cash flows generation from those assets will be adequate to meet the Company's current and future obligations.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company has no off balance sheet arrangements.

The Company's only contractual obligations and commercial commitments are its mortgages and note payable. The annual principal payments on the mortgages and note payable for the five-year period commencing July 1, 2005 are approximately as follows:

Year ending June 30,		
2005		$ 31,000
2006		33,000
2007		36,000
2008		39,000
2009		41,000
Thereafter		2,132,000
	Total	$ 2,312,000

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. To the extent that Felcor is able to adjust room rates, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material. The impact of inflation on the Company's multifamily real estate is also not viewed by management as material as tenant leases are short-term and expire within twelve months.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets, including its investments in rental properties, and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. To the extent that projected future undiscounted cash flows from the operation of the Company's hotel property and rental properties are less than the carrying value of the assets, the carrying value of the assets are reduced to their fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings.

MARKET FOR SANTA FE'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Santa Fe's common stock is quoted on the OTC Bulletin Board under the symbol: SFEF. The following table sets forth the range of high and low sales prices for Santa Fe's common stock for each full quarterly period for the fiscal years ended June 30, 2004 and June 30, 2003.

Fiscal 2004	**High**		**Low**	
First Quarter (7/1 to 9/30)	$	15.49	$	12.80
Second Quarter (10/1 to 12/31)	$	14.69	$	10.10
Third Quarter (1/1 to 3/31)	$	11.58	$	11.50
Fourth Quarter (4/1 to 6/30)	$	11.80	$	11.00
Fiscal 2003	**High**		**Low**	
First Quarter (7/1 to 9/30)	$	11.51	$	9.60
Second Quarter (10/1 to 12/31)	$	11.00	$	8.75
Third Quarter (1/1 to 3/31)	$	8.83	$	8.71
Fourth Quarter (4/1 to 6/30)	$	16.85	$	8.49

As of September 10, 2004 the approximate number of holders of record of the Company's Common Stock was 340. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's Common Stock whose shares are held in the names of various brokers, clearing agencies or other nominees. There are approximately 520 beneficial shareholders of the Company's Common Stock.

DIVIDENDS

On February 1, 2000, the Board of Directors of the Company determined that it did not foresee the Company paying any cash dividends on its Common Stock in the immediate future. Instead, it is the intent of the Company to deploy its capital in a manner to increase its operating activities.

On December 31, 1997, the Company issued 31,800 shares of 6% cumulative, convertible voting preferred stock (the "Preferred Stock") in exchange for a 55.4% interest in Woodland from InterGroup. As a result of the Company's two-for-one stock split, the number of Preferred Shares was adjusted to 63,600. Each share of Preferred Stock has a liquidation preference of $13.50 and is convertible into one share of restricted common stock of the Company at an exercise price of $13.50 per share, with an eight-year conversion exercise period. The preferred stock has voting rights as if converted into common stock. During the years ended June 30, 2004 and 2003, the Company paid Preferred Stock dividends of $52,000 and $52,000, respectively.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
Executive Officer of Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs; International Hospitality and Tourism Consultant; Hotel Broker

DAVID T. NGUYEN
Treasurer and Controller
Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant; President, Century Plaza Printers, Inc. and Private, Consultant (real estate and banking)

MICHAEL G. ZYBALA
Vice President, Secretary, and *General Counsel*
Santa Fe Financial Corporation and Portsmouth Square, Inc.; Assistant Secretary and Counsel The InterGroup Corporation

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ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the fiscal year ended June 30, 2004 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Michael G. Zybala, Secretary
Santa Fe Financial Corporation
820 Moraga Drive
Los Angeles, California 90049

The Company's 2004 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, California 90071

STOCK TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, California 91204-2991
(818) 502-1404; (800) 835-8778
Website: www.usstock.com